Exhibit 12

MERCK & CO., INC. AND SUBSIDIARIES

Computation Of Ratios Of Earnings To Fixed Charges

($ in millions except ratio data)

	Twelve Months
	Ended
	December 31	Years Ended December 31
	2004	2003	2002	2001	2000	1999
Income from Continuing Operations Before Taxes	$7,974.5	$9,051.6	$9,651.7	$9,948.1	$9,362.3	$8,370.1
Add (Subtract):
One-third of rents	71.9	75.6	67.2	64.2	55.9	55.0
Interest expense, gross	293.7	350.9	390.6	463.7	484.0	315.5
Interest capitalized, net of amortization	(21.3)	(30.1)	(36.9)	(66.1)	(99.0)	(61.4)
Equity (income) loss from affiliates, net of distributions	(421.2)	79.2	(156.1)	(113.7)	(288.3)	(352.7)
Preferred stock dividends, net of tax	151.0	150.9	164.3	199.6	205.0	120.2

Earnings from Continuing Operations	$8,048.6	$9,678.1	$10,080.8	$10,495.8	$9,719.9	$8,446.7

One-third of rents	$71.9	$75.6	$67.2	$64.2	$55.9	$55.0
Interest expense, gross	293.7	350.9	390.6	463.7	484.0	315.5
Preferred stock dividends	207.1	215.6	234.7	285.1	292.9	171.7

Fixed Charges from Continuing Operations	$572.7	$642.1	$692.5	$813.0	$832.8	$542.2

Ratio of Earnings to Fixed Charges from Continuing Operations	14	15	15	13	12	16

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity (income) loss from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies.